Exhibit 99.3

Webuy Strengthens Its Position in China’s Growing Inbound Tourism Market Through Strategic Industry Partnerships

SINGAPORE, July 23, 2026 — Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven comprehensive travel solutions company, today announced new strategic initiatives to expand its global tourism partnership network and strengthen its position in China’s rapidly growing inbound tourism market. The initiatives include becoming a member of the Pacific Asia Travel Association (PATA) and participating in the China Inbound Tourism Alliance Conference, reinforcing Webuy’s long-term strategy of building an AI-enabled international tourism ecosystem connecting global travelers with destinations across China.

China’s inbound tourism market is entering a new phase of growth, supported by expanded visa facilitation policies, improving international connectivity and increasing global interest in China as a travel destination. Against this backdrop, Webuy believes technology, strategic partnerships and localized travel services will become increasingly important differentiators in serving international travelers.

The Company believes that, unlike many traditional travel operators, Webuy is building an integrated inbound tourism ecosystem that combines AI-assisted travel technologies, destination partnerships and localized travel services to create a more connected and personalized travel experience. Through solutions such as its AI Smart Travel Card, the Company aims to enhance various stages of the travel journey—from pre-departure planning and multilingual travel assistance to real-time itinerary management, location-based attraction content and on-the-ground travel support.

As part of this strategy, Webuy has become a member of the Pacific Asia Travel Association (PATA), one of the world’s leading travel industry associations dedicated to promoting responsible tourism development across the Asia Pacific region. The membership provides opportunities to deepen collaboration with tourism boards, destination organizations, airlines, hospitality groups and travel companies while expanding Webuy’s international industry network.

Webuy also plans to participate in the China Inbound Tourism Alliance Conference, an industry initiative that brings together government agencies, tourism organizations, destination operators and international travel industry participants to explore new opportunities for inbound tourism development, destination collaboration and cultural tourism innovation. The conference further strengthens Webuy’s engagement with industry stakeholders while supporting the Company’s long-term objective of building a comprehensive inbound tourism ecosystem for international travelers visiting China. The event is aligned with China’s broader efforts to promote high-quality inbound tourism development, deeper cultural-tourism integration and greater international collaboration. It is organized by the Tongxiang Municipal People’s Government, with support from the Tongxiang Bureau of Culture, Radio, Television, Tourism and Sports, Puyuan Town People’s Government, China Travel International Meetings & Exhibitions Co., Ltd., and Puyuan Fashion Ancient Town.

The Company believes these strategic initiatives complement its broader investment in AI-assisted travel technologies and international partnership development. By combining digital travel solutions with destination resources and industry collaboration, Webuy aims to enhance operational efficiency, improve traveler engagement and strengthen its competitive positioning in China’s expanding inbound tourism market.

“We believe China’s inbound tourism market represents one of the most compelling long-term growth opportunities in global travel,” said Vincent Xue Bin, Chief Executive Officer of Webuy Global Ltd. “We believe the next generation of travel experiences will be shaped by AI, trusted partnerships and seamless connectivity across the travel ecosystem. Our PATA membership and participation in the China Inbound Tourism Alliance Conference ,we believe, represent important milestones in executing that vision. By expanding our international industry network while continuing to invest in AI-powered travel technologies, we are strengthening our ability to serve international travelers and support the continued growth of China’s inbound tourism industry.”

Looking ahead, Webuy plans to continue expanding its global tourism partnership network while further enhancing its AI-assisted travel platform through collaborations with tourism authorities, destination management organizations, local governments, hospitality providers and other ecosystem partners. The Company believes these initiatives will further strengthen its ability to deliver differentiated travel experiences while supporting the long-term development of China’s inbound tourism sector.

About WEBUY GLOBAL LTD.

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-driven comprehensive travel solutions company transforming travel services and social commerce across Southeast Asia. The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel services for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by AI, service excellence, and strong regional partnerships. For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and these statements are not guarantees of future performance. There can be no assurance that the strategic initiatives, partnerships and collaborations described in this announcement will result in the benefits anticipated by the Company or that the Company’s plans will be achieved as and when anticipated, if at all. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD.
Email: ir@webuy.global